Had the above referenced investment company not been named as insured under a joint insured bond, pursuant to section 17g-1(g)(1)(B)(iii), each of them would have provided and maintained a single insured bond in the amounts set forth below:

1. The World Funds, Inc. $750,000
2. American Growth Fund $225,000
4. World Funds Trust $250,000
5. DGHM Investment Trust $400,000